February 8, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:	Metalink Ltd.
Schedule TO-T filed January 13, 2016 by Top Alpha Capital S.M. Ltd.
SEC File No. 005-60529

Dear Mr. Duchovny:

We acknowledge receipt of your letter dated February 1, 2016 (the "SEC Letter"). Per the instructions in your letter, we have amended the Schedule TO-T filed by Top Alpha Capital S.M. Ltd. (the "Amended TO" and the "Bidder").

We further acknowledge that:

•	The Bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Set forth below are the comments contained in the SEC Letter (in bold face type) followed by our responses.

Offer to Purchase

1.	We note your response to prior comment 5. We disagree with your legal analysis and we reissue the comment. Please revise the terms of your offer or advise

Response: We have amended the offer to comply with Rule 14e1-(b) by clarifying that if at least 135,000 Metalink Shares are validly tendered and not properly withdrawn, Top Alpha will purchase all tendered Shares up to a total of 550,000 Metalink Shares. Please see the Amended TO.

We trust that the responses provided above address the issues raised in the SEC Letter. If you have any questions or require further clarification, please do not hesitate to call me at +972-8-936-0999 or +972-52-839-9717.

Very truly yours,

/s/ Steve Kronengold

Steve Kronengold

2